INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Report Pursuant to Rule 17a-5(d)

December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Intercontinental Asset Management Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 East Pecan Street, Suite 525
_____(No. and Street)_____

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
_____(Name – if individual, state last, first, middle name)_____

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John L. Kauth III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Intercontinental Asset Management Group, Ltd._____, as of __December 31_____, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



John L. Kauth III

Chief Executive Officer
Title



SOPHIA IBARRA
Notary Public, State of Texas
Comm. Expires 01-04-2025
Notary ID 132847749



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

NOTES TO THE FINANCIAL STATEMENT



MOSS<u>A</u>DAMS

Report of Independent Registered Public Accounting Firm

To the Partners
Intercontinental Asset Management Group, Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intercontinental Asset Management Group, Ltd. (the Partnership) as of December 31, 2020 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the *financial statement*). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
March 30, 2021

We have served as the Partnership's auditor since 2016.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	384,545
Receivable from broker-dealer		400,386
Non-allowable assets other receivable		422,098
Other receivables		17,057
	$	1,224,086

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
, Accounts payable and accrued expenses	$	160,747
Notes payable		100,000
Total Liabilities		260,747
Partners' capital		963,339
Total Liabilities and Partners' Capital	$	1,224,086

The accompanying notes are an integral part of this financial statement.

Note 1 - Summary of Significant Accounting Policies

Intercontinental Asset Management Group, Ltd. (the "Partnership") is a Texas limited partnership in which Intercontinental Asset Management Corporation (the "Company") is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Partnership, respectively. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. The general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership. Offices of the Partnership are located in San Antonio, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii). The Partnership is engaged in the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling corporate, municipal, and government debt instruments, as well as options and futures. The Partnership's business is conducted with customers located worldwide.

The Partnership operates under a clearing agreement with Pershing LLC ("Pershing"), a Bank of New York Securities Group company, whereby Pershing clears transactions for the customers of the Partnership and carries the accounts of such customers on a fully-disclosed basis. The Partnership does not hold customer cash or securities in connection with such transactions.

The Partnership has an introducing broker agreement with Rosenthal Collins Group, whereby Rosenthal Collins Group will clear all commodities related transactions and carry accounts of such customers on a fully-disclosed basis. The Partnership does not hold customer cash or securities in connection with such transactions

The timing of the Partnership's revenue recognition may differ from the timing of payment by the Partnership's customers. The Partnership records a receivable when revenue is recognized prior to payment and have an unconditional right to payment.

The Partnership had a receivables related to revenues from contracts with customers of $9,382 at December 31, 2019 and $17,057 at December 31, 2020 all of which were subsequently collected.

The Partnership's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Summary of Significant Accounting Policies</u>, continued

Fair Value Measurements

The Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Partnership is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and Federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2020. The Partnership held no securities owned as of December 31, 2020.

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments- Credit Losses (Topic 326), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses. The Company adopted this ASU effective January 1, 2020 with no material impact on its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Partnership has net capital of approximately $523,825 and net capital requirements of $250,000. The Partnership's ratio of aggregated indebtedness to net capital was .50 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Related Party Transactions

The Partnership is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. The Partnership, the Company, and other entities that are under common ownership share office space, certain employees, and fixed assets. Officers' salaries and other overhead expenses of approximately $300,000 for the year ended December 31, 2020 were allocated by an affiliate under common ownership to the Partnership.

The Partnership has unsecured notes payable to partners for $100,000 at 5%. The notes, including principal and accrued but unpaid interest shall be due and payable on or before November 26, 2028. Interest only on the unpaid principal balance of the Notes shall be due and payable as of November 25, 2020, and annually thereafter, until all amounts owed are paid in full. During the year ended December 31, 2020, the Partnership paid $5,000 in interest to related parties.

The Partnership serves as a conduit for fee payments from Pershing to an affiliated investment advisor. Funds are received from Pershing and remitted to the affiliate monthly. For the year ended December 31, 2020, the Partnership received, and subsequently remitted $2,825,730.

Note 4 - Concentration Risk

At December 31, 2020, and at various other times throughout 2020, the Partnership had cash balances in excess of federally insured limits.

Note 5 - Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealers, are indemnification clauses. These clauses relates to instances where the Partnership's customers fail to settle security and commodities transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Partnership had not been notified by the clearing broker-dealers, nor were they otherwise aware, of any potential losses relating to this indemnification.